oyc 11/29



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SEC
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NOV 22 2016
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SEC FILE NUMBER
8-33133

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2015 (MM/DD/YY) AND ENDING September 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J.J.B. Hilliard, W.L. Lyons, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Jefferson Street, Suite 700
(No. and Street)

Louisville	Kentucky	40202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Grimley (502) 588-8400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - if individual, state last, first, middle name)

9600 Brownsboro Road, Suite 400	Louisville	Kentucky	40241
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

J.J.B. HILLIARD, W.L. LYONS, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3).

J.J.B. Hilliard, W.L. Lyons, LLC

Notes to Statement of Financial Condition

September 30, 2016

1. Organization and Business Description

J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE") and various other exchanges, the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in various securities-related activities including retail brokerage, financial planning, securities trading, investment banking, asset management and correspondent clearing. The Company, headquartered in Louisville, Kentucky, is a limited liability company organized under the laws of the Commonwealth of Kentucky. The Company serves a diverse group of individual investors and domestic companies and principally operates in the eastern half of the United States. The Company was servicing client assets of approximately $37 billion as of September 30, 2016. The Company is a subsidiary of HL Financial Services, LLC (the "Parent"). Houchens Industries, Inc. owns 0.00177% of the Company.

In May 2016, the Company signed a strategic agreement with First Clearing, LLC ("First Clearing"). As part of the agreement, First Clearing will provide the Company with a technology platform of new tools and capabilities including an expanded array of planning and reporting services. The agreement will also result in the Company becoming an introducing broker-dealer, with First Clearing conducting certain back office operational functions. The transition to the First Clearing platform is scheduled to occur in February 2017.

2. Accounting Policies

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions based on available information that affect the statement of financial condition and related disclosures. Actual results could differ materially from these estimates.

Fair Value of Financial Instruments

The Company follows Accounting Standards Codification ("ASC") Topic 820, *"Fair Value Measurements and Disclosures"* (the "Standard"). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Standard also defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Standard also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgement about the assumptions market participants would use in pricing the asset or liability. The Standard describes three levels of inputs that may be used to measure fair value:

AFFIRMATION

We, James R. Allen and Charles M. Grimley, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") for the year ended September 30, 2016, are true and correct, and such financial statements and supplemental schedules have been made available to all members and allied members of the New York Stock Exchange in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Securities accounts of principal officers and directors that are classified as customer accounts (debits $868,306 and credits $69,147).



November 18, 2016

James R. Allen — Date

Chief Executive Officer

Title



November 18, 2016

Charles M. Grimley — Date

Chief Financial Officer

Title



Notary Public

My Commission expires: October 27, 2017



Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Board of Directors and Members of
J.J.B. Hilliard, W.L. Lyons, LLC
Louisville, Kentucky

We have audited the accompanying statement of financial condition of J.J.B. Hilliard, W.L. Lyons, LLC as of September 30, 2016. This financial statement is the responsibility of J.J.B. Hilliard, W.L. Lyons, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J.J.B. Hilliard, W.L. Lyons, LLC as of September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Louisville, Kentucky
November 18, 2016

J.J.B. Hilliard, W.L. Lyons, LLC

Statement of Financial Condition

September 30, 2016

ASSETS	
Cash and cash equivalents	$ 25,163,819
Cash segregated under federal and other regulations	10,100,000
Securities owned, at fair value	35,048,456
Receivable from brokers, dealers and clearing organizations	7,062,674
Receivable from customers	142,189,348
Receivable from affiliates	60,133,492
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $13,934,582)	10,076,921
Goodwill	122,709,253
Intangible assets, net of accumulated amortization:	
Client relationships	47,725,000
Trademarks	47,000,000
Total intangible assets, net of accumulated amortization of $35,275,000	94,725,000
Commissions receivable	7,711,382
Miscellaneous receivables	7,789,645
Prepaid expenses and other assets	8,029,756
TOTAL ASSETS	$530,739,746
LIABILITIES	
Drafts payable	$ 15,322,802
Securities sold, not yet purchased, at fair value	5,058
Payable to brokers, dealers and clearing organizations	10,800,665
Payable to customers	74,414,914
Accrued compensation and employee benefits	34,672,176
Deferred revenue	4,906,516
Other liabilities	7,074,244
TOTAL LIABILITIES	147,196,375
Commitments and contingencies - Notes 8 and 10	-
MEMBERS' EQUITY	383,543,371
TOTAL LIABILITIES AND MEMBERS' EQUITY	$530,739,746

See accompanying Notes to Statement of Financial Condition.

2. Accounting Policies (continued)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs which are measured using the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities owned and securities sold, not yet purchased, are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Cash and cash equivalents, and other receivables are carried at cost, which approximates fair value. The carrying amounts of customer receivables, primarily consisting of floating-rate loans collateralized by marginable securities, approximate fair value based upon the frequent re-setting of applicable interest rates. The Company's short-term liabilities such as drafts payable, bank loans and certain other payables are recorded at contracted amounts, which approximate fair value.

Cash and Cash Equivalents and Drafts Payable

The Company considers all highly liquid investments with original or remaining maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. These balances are available for use against drafts payable to customers and vendors of $15.3 million due to cross-collateral provisions.

Cash Segregated Under Federal and Other Regulations

Cash of $10.1 million has been segregated in two special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act (SEA) as of September 30, 2016.

Securities Borrowed

Securities borrowed are included in receivables from brokers, dealers and clearing organizations. Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced to the lender, which is generally in excess of the fair value of the applicable securities borrowed. The Company monitors the fair value of securities borrowed daily, with additional collateral advanced or excess collateral refunded as necessary.

2. Accounting Policies (continued)

Depreciation and Amortization

Furniture and equipment are depreciated over their estimated economic lives, generally one to seven years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess purchase price over the fair value of net assets acquired related to the acquisition of the Company on March 31, 2008. Accounting Standards Codification 350, "*Intangibles – Goodwill and Other*" provides that goodwill is not amortized and is reviewed for impairment at least annually or whenever indications of impairment exist. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the Company is less than the carrying amount. If the Company determines it is more likely than not that the fair value of the Company is greater than the carrying amount it would not be required to perform the two-step impairment test. If the estimated fair value of the Company is less than its carrying value, management is required to determine the fair value of all assets and liabilities of the Company, including goodwill. If the carrying value of the Company's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess.

Intangible Assets

A recognized intangible asset that has a finite useful life is amortized over its estimated life using the straight-line method. A recognized intangible asset that has an indefinite life is not amortized and is reviewed annually to determine whether events and circumstances continue to support an indefinite useful life. All indefinite-lived intangible assets are reviewed for impairment annually using qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the indefinite-lived intangible assets are impaired. The Company re-evaluates the remaining estimated economic lives of finite-lived intangible assets at least annually. An impairment charge is recognized if the carrying amount of the intangible asset is not recoverable and its carrying amount exceeds its fair value.

2. Accounting Policies (continued)

Income Taxes

The Company has elected to be taxed as a partnership. As a result, it is not subject to federal or most state income taxes. The Company accounts for contingencies associated with uncertain tax positions as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months. All taxable income and other tax costs and benefits are passed through to the respective members. The Company files U.S. federal and various state and local income tax returns. The Company is no longer subject to income tax examinations by taxing authorities for fiscal years before 2013.

Recently Issued Accounting Standards

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (Topic 842), which requires organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet a right-of-use asset and a lease liability for all leases with a term of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by the lessee will depend on its classification as a finance or operating lease. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. New qualitative and quantitative disclosures are also required to provide information about amounts recorded in the statement of financial condition. The guidance is effective for fiscal years beginning after December 15, 2018, however early adoption is permitted. The Company is evaluating the impact of this new Standard.

3. Goodwill and Other Intangible Assets

The Parent acquired the Company on March 31, 2008. The acquired assets, including goodwill and other intangible assets, and assumed liabilities were recorded at fair value.

Goodwill

As of September 30, 2016, goodwill totaled $122.7 million.

Intangible Assets

September 30, 2016	Gross Carrying Amount	Accumulated Amortization	Net Amount	Amortization Period in Years
Finite-Lived Intangible Assets				
Client Relationships	$ 83,000,000	$(35,275,000)	$47,725,000	20
Indefinite-Lived Intangible Assets				
Trademarks	$ 47,000,000	-	$47,000,000	
Total Intangible Assets	$130,000,000	$(35,275,000)	$94,725,000	

4. Securities Owned and Securities Sold, Not Yet Purchased – At Fair Value

September 30, 2016	Owned	Sold, Not Yet Purchased
U.S. Government and federal agency obligations	$ 2,719,713	$ -
State and municipal government obligations	30,896,695	244
Corporate obligations	103,372	-
Stocks	1,282,312	4,814
Other	46,364	-
	$35,048,456	$5,058

U.S. Government obligations owned with a fair value of approximately $1.7 million, which are included in the table above, were pledged as collateral with a clearing organization at September 30, 2016.

5. Fair Value Measurements

The Company's assets and liabilities that are recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 for a discussion of the Company's fair value measurements accounting policies.

5. Fair Value Measurements (continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below.

	Balance at September 30, 2016	Level 1	Level 2	Level 3
Assets				
U.S. Government and federal agency obligations	$ 2,719,713	$2,719,713	$ -	$ -
State and municipal government obligations	30,896,695	-	30,896,695	-
Corporate obligations	103,372	-	103,372	-
Stocks	1,282,312	52,893	1,229,419	-
Other	46,364	-	46,364	-
Securities owned	$35,048,456	$2,772,606	$32,275,850	$ -
Liabilities				
State and municipal government obligations	$ 244	$ -	$ 244	$ -
Stocks	4,814	4,814	-	-
Securities sold, not yet purchased	$ 5,058	$ 4,814	$ 244	$ -

There were no significant transfers between Level 1 and Level 2 during the year ended September 30, 2016.

6. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

September 30, 2016	Receivable	Payable
Securities failed-to-deliver / receive	$ 103,944	$ 326,959
Securities borrowed / loaned	1,537,800	-
Amounts due from / to brokers and dealers through clearing organizations	4,510,790	863,844
Net trade date revenue recognition adjustment	-	8,966,501
Other	910,140	643,361
	$7,062,674	$10,800,665

Receivables related to securities failed-to-deliver and securities borrowed are collateralized by the underlying securities. At September 30, 2016, the Company obtained securities with a fair value of $1.5 million under securities borrowed arrangements, all of which have been either pledged or otherwise transferred to others to satisfy its commitments under proprietary and customer short sales.

7. Short-Term Borrowings

The Company has a $75 million revolving, secured line of credit and a $5 million revolving, unsecured line of credit from a financial institution. Both lines of credit are uncommitted and the aggregate principal amount of all loans outstanding at any time under these credit facilities may not exceed $75 million. Both lines of credit have variable interest rates based on the Fed Funds Rate plus 1.25% for secured borrowings and the Wall Street Journal Prime Rate for unsecured borrowings (1.55% and 3.5% respectively, at September 30, 2016). Secured borrowings may be collaterized with customers' securities pledged for margin loans and securities owned by the Company.

The Company has a committed $15 million revolving, secured line of credit from a financial institution. The line of credit has a variable interest rate based on the Fed Funds Rate plus 1.25% (1.55% at September 30, 2016). The termination date for the committed line of credit is March 31, 2017.

The Company had no short-term borrowings at September 30, 2016.

8. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving financial instruments with off-balance sheet risk, including securities sold short and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold, not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition. Exposure to market risk is managed by the Company through position limits and other controls. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. These transactions may expose the Company to off-balance sheet risk in the event that the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Company's statement of financial condition.

8. Financial Instruments with Off-Balance Sheet Risk (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the purchase or sale of securities which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer margin financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans or other borrowings. At September 30, 2016, the value of customer margin securities was $1.6 billion. A portion of these securities were available to the Company to utilize as collateral for various borrowings or other purposes. The Company had pledged $25.1 million of these available securities with clearing organizations as collateral for margin deposit requirements. At September 30, 2016, the Company had no available securities pledged for bank loans. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 (the "Rule"), which defines minimum net capital requirements. The Company calculates its net capital in accordance with the Rule using the alternative method, which requires it to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $1.0 million. A reduction in business is required and cash distributions and other payments would be precluded if the percentage falls below 5% of aggregate debit items. At September 30, 2016, the Company's percentage of net capital to aggregate debits was 44.44%. Net capital was $67.9 million, which exceeded the minimum required amount by $64.9 million.

Distributions to the Parent may require regulatory notification if such amounts would cause equity capital to fall below the level existing at inception ($363.9 million at March 31, 2008).

10. Commitments

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at September 30, 2016.

The Company provides indemnification in connection with certain securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions; however, based on past experience, management believes the potential for any material exposure is remote. Accordingly, no liability has been recognized for these indemnifications.

The Company participates in the NYSE Medallion Signature Program whereby the Company will guarantee the authenticity of client signatures on stock certificates submitted for sale or transfer to a transfer agent. The Company does maintain specific insurance coverage for protection in the event of signature fraud. It is not possible to quantify the aggregate exposure, if any, to the Company resulting from this type of indemnification; however, based on past experience, the potential for any material exposure is remote. Accordingly, no liability has been recognized for these guarantees.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, based on past experience, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these agreements.

In connection with margin deposit requirements of The Options Clearing Corporation, the Company has pledged customer margin and other securities valued at $26.8 million. At September 30, 2016, the amounts on deposit satisfied the minimum margin deposit requirement of $13.8 million.

The Company leases certain of its branch sales offices, postage and copier equipment under non-cancelable leases expiring between 2016 and 2025. Certain of these leases contain renewal options and include provisions for escalation of rentals based upon inflationary factors.

10. Commitments (continued)

Minimum annual rental payments under these leases for each of the next five fiscal years ending September 30 and thereafter are as follows:

2017	$ 6,679,000
2018	5,791,000
2019	4,786,000
2020	4,237,000
2021	2,486,000
Thereafter	1,498,000
Total	$25,477,000

11. Litigation and Regulatory Matters

In the normal course of business, the Company is subject to various pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company also operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have a broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

Asserted claims against the Company are approximately $1.6 million in the aggregate, however, there are pending lawsuits with unspecified claim assertions as of September 30, 2016. The Company has accrued a liability of $205,000 for legal and regulatory matters as of September 30, 2016, based upon its estimate of probable incurred losses; however, the estimate is subject to various uncertainties. Additional losses related to these identified legal and regulatory matters, if any, could be material.

12. Employee Benefits

The Company participates in a contributory 401(k) plan, sponsored by the Parent, which covers substantially all employees. Company contributions to the plan include a non-discretionary match of 50% of the first 6% of eligible compensation to the Plan (subject to compensation limits as determined annually by the IRS). An additional discretionary match may also be made, dependent upon the performance of the Company and overall economic conditions, at the discretion of the Company's Executive Compensation Committee.

12. Employee Benefits (continued)

The Company has agreements with various health care insurance providers as part of its employee benefit plans. The cost of these agreements is shared between the Company and employees enrolled in the plans. The Company is self-insured for the cost of medical claims submitted by employees, but does maintain separate stop-loss insurance coverages with various carriers to protect the Company against large medical claims. The Company has $550,000 accrued in other liabilities for claims estimated to be incurred but not yet reported at September 30, 2016.

13. Other Related Party Transactions

The Company receives reimbursement from an affiliate for a shared services allocation that directly supports the activities of the affiliate.

The Company has loaned the Parent $49 million secured by four subordinated promissory notes, which bear interest at 4.0% and mature on September 30, 2019. This balance is included in the receivable from affiliates balance as of September 30, 2016. The remaining balance represents transactions during the ordinary course of business.

* * * * * *

Pursuant to SEC Rule 17a-5, the Company's Audited Statement of Financial Condition as of September 30, 2016, is available for your examination at our Louisville corporate office or at the Chicago regional office of the Securities and Exchange Commission.